Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Jefferies LLC

520 Madison Avenue

New York, New York 10022

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

July 20, 2020

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Pershing Square Tontine Holdings, Ltd. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-239342)

Dear Mr. Burr:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of Pershing Square Tontine Holdings, Ltd. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on July 21, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cadwalader, Wickersham & Taft LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we expect to distribute approximately 1,376 copies of the preliminary prospectus dated July 16, 2020 (the “Preliminary Prospectus”) between the date hereof and July 21, 2020 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By: /s/ Pavan Bellur

Name: Pavan Bellur

Title: Managing Director

JEFFERIES LLC

By: /s/ Scott M. Skidmore

Name: Scott M. Skidmore

Title: Managing Director

UBS SECURITIES LLC

By: /s/ Thomas Schadewald

Name: Thomas Schadewald

Title: Director

By: /s/ Robert C. Gerbo

Name: Robert C. Gerbo

Title: Associate Director

On behalf of the several underwriters

[Signature Page to Acceleration Request Letter]